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                           AMERICAN BUILDINGS COMPANY
                             1150 STATE DOCKS ROAD
                             EUFAULA, ALABAMA 36027

                                                                  April 13, 1999

Dear Stockholder:

     We are pleased to inform you that on April 7, 1999, American Buildings Company (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with ABCO Holdings Corp. ("Parent") and its wholly owned subsidiary, ABCO Acquisition Corp. ("Purchaser"), which provides for the acquisition of the Company by Onex Corporation, an Ontario, Canada corporation which indirectly owns Parent and Purchaser. Under the terms of the Merger Agreement, Purchaser today commenced a tender offer (the "Offer") to purchase all of the Company's outstanding shares of common stock (the "Shares") for $36.00 per Share in cash. The Merger Agreement further provides that, following consummation of the Offer, Purchaser will be merged with and into the Company (the "Merger") and all Shares not purchased in the Offer (other than those held by stockholders who perfect their appraisal rights, Shares owned by Parent or Purchaser and Shares owned by the Company or any subsidiary of the Company) will be converted in the Merger into the right to receive $36.00 per Share in cash.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY (WITH ONE DIRECTOR NOT PRESENT) APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER AND DEEMED THEM ADVISABLE, AND HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS. THE BOARD UNANIMOUSLY (WITH ONE DIRECTOR NOT PRESENT) RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Warburg Dillon Read LLC, the Company's financial advisor, to the effect that, as of April 7, 1999, the $36.00 in cash to be received by the Company's stockholders in the Offer and the Merger is fair from a financial point of view to the Company's stockholders. The full text of the written opinion of Warburg Dillon Read LLC, dated April 7, 1999, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached to the Schedule 14D-9 as Annex B. All stockholders are urged to, and should, read the opinion of Warburg Dillon Read LLC carefully in its entirety.

     In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated April 13, 1999, of Parent and Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read the enclosed materials carefully.

     On behalf of the Board of Directors and management of the Company, we thank you for the support you have given to the Company.

                                          Very truly yours,
                                          /s/ William L. Selden

                                          William L. Selden
                                          Chairman of the Board of Directors
                                          /s/ Robert T. Ammerman
                                          Robert T. Ammerman
                                          Chief Executive Officer